August 8, 2006

Mr. William Ashmore
Impac Secured Assets Corp.
1401 Dove Street
Newport Beach, CA 92660

Re: Impac Secured Assets Corp.
**   Amendment No. 1 to Registration Statement on Form S-3**
**   Filed July 18, 2006**
**   File No. 333-134181**

Dear Mr. Ashmore:

        We have reviewed your responses to the comments in our letter dated June 13, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We note your response to prior comment 5. We re-issue the prior comment. Please replace the terms "the trust" and "the trust fund" with the term "issuing entity", where applicable. For example, you continue to refer to "the trust" on the cover pages of your prospectuses.

Prospectus Supplement #1

The Mortgage Pool, page S-24

2. Please revise your bracketed placeholder to confirm, if true, that you will provide information required by Item 1111(b)(9)(ii), when applicable. As currently drafted this section refers to Item 1111(a)(2).

<u>Pooling and Servicing Agreement</u>

<u>General</u>

3. Please revise the definition of Servicing Criteria in Section 1.01 to confirm that the criteria will be determined by the Commission and its staff, and not the mutual agreement of the sponsor and servicer.

4. Similarly, please revise Section 3.26 to clarify that the parties' obligations under Regulation AB are determined solely by the Commission and its staff, not by market participants, counsel or otherwise.

<u>Exhibit L-1: Form of Certification to be Provided by the Master Servicer</u>

5. We note paragraph no. 4 of this exhibit. Your current disclosure suggests that any known failure by the servicer to fulfill its servicing obligations under Regulation AB may be disclosed in "Exchange Act periodic reports." Please confirm that any such failures will be specified in the servicer compliance statement.


*   *   *   *   *


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: <u>Via Facsimile (212) 912-7751</u>
       Mr. Richard Simonds, Esq.